SAGUARO RESOURCES, INC.
                                   71 The Mead
                Darlington, County Durham DL1 1EU United Kingdom
            Telephone 011-44-7753-998016 Facsimile 011-44-7006-050347
                           saguaroresources@yahoo.com


November 16, 2009

Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re: Saguaro Resources, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed October 30, 2009
    File Number: 333-162168


Dear Mr. Schwall:

Thank you for your assistance with our filing. We have further amended our filing in response to your comments and provide this cover letter to assist you in your review.

General

     1. We have included the reviewed financial statements for the period ended September 30, 2009.

Risk Factors, page 4

     2. We have included a risk factor addressing the fact that Mr. McLeod has been an officer, director, or geologist for over twenty companies, most of which have not moved forward with exploration activities, and at least five of which have changed businesses and completely abandoned exploration activities.

Use of Proceeds, page 10

     3. We have revised the disclosure throughout the document to disclose that our director has agreed to pay for expenses related to the registration process, the offering, minimal operating costs and the cost of reclamation of the property in the event the company does not have the funds.

Exhibits

     4. Mr. McLeod has provided us with his consent that expressly states that he consents to our references to him in the registration statement; he concurs with the summary of the information in the report disclosed and agrees to being named as an expert in the registration statement.

Very truly yours,


/s/ Lynn Briggs
------------------------------
Lynn Briggs, President


cc: John P. Lucas